

April 8, 2014

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.D. 20549

Re: Civil Action Documents Filed with Respect to Harbor Funds (File No. 811-04676)

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Funds, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of a motion to dismiss the compliant of Terrence Zehrer against Harbor Capital Advisors, Inc. as the investment manager, and Harbor International Fund, as the nominal defendant, in the United States District Court for the Northern District of Illinois (Case No. 1:14-cv-00789), filed by Harbor International Fund on March 31, 2014.

If you have any questions regarding this filing, please contact me at 312-443-4428.

Sincerely,

/s/ Shanna J. Palmersheim
_____

Shanna J. Palmersheim, Esq.
Assistant Secretary

Cc: Christopher P. Harvey, Esq.
        Jill Damon, Esq.
        Jennifer Wendell, Esq.
        Dechert LLP

        David G. Van Hooser
        Anmarie S. Kolinski
        Charles F. McCain, Esq.
        Erik D. Ojala, Esq.
        Susan A. DeRoche
        Harbor Funds

**IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION**

TERRENCE ZEHRER, Derivatively on Behalf of HARBOR INTERNATIONAL FUND,	)))	
	)	
Plaintiff,	)	
	)	
v.	)	Case No. 14-cv-00789
	)	
HARBOR CAPITAL ADVISORS, INC.	)	Honorable Joan H. Lefkow
	)	
Defendant,	)	
	)	
-and-	)	
	)	
HARBOR INTERNATIONAL FUND,	)	
	)	
Nominal Defendant.	)	

**NOMINAL DEFENDANT HARBOR INTERNATIONAL FUND'S
<u>MOTION TO DISMISS</u>**

Nominal Defendant Harbor International Fund (the "Fund") hereby moves, by and through

its attorneys, pursuant to Federal Rules of Civil Procedure 12(b)(6) and 23.1, to dismiss the

Verified Complaint, filed February 4, 2014. In support of its Motion, the Fund states as follows:

1.   The Fund is not a proper party to Plaintiff's claim under Section 36(b) of the

Investment Company Act of 1940, 15 U.S.C. § 80a-35(b) ("ICA"). The Complaint asserts one

count against the Fund, as a "nominal defendant," under Section 36(b) of the ICA.   Under the

plain language of the ICA, a Section 36(b) claim may only be brought against the "recipient of

such compensation or payments." 15 U.S.C. § 80a-35(b)(3). Applying this clear statutory

mandate, courts have consistently recognized that parties are not proper Section 36(b) defendants

where they did not receive the allegedly excessive fees. *See, e.g., Forsythe v. Sun Life Fin., Inc.*,

417 F. Supp. 2d 100, 117 (D. Mass. 2006). Far from being a "recipient" of the challenged fees, the Complaint concedes that the Fund *paid* those fees to defendant Harbor Capital Advisors, Inc. ("HCA"). Moreover, the Fund itself could not bring a Section 36(b) claim because it is not a "security holder" in the Fund. 15 U.S.C. § 80a-35(b). Thus, because the Fund itself cannot bring a Section 36(b) claim, Plaintiff cannot name the Fund as a "nominal defendant" to a Section 36(b) claim under a derivative theory. *See King v. Douglass*, 973 F. Supp. 707, 725 (S.D. Tex. 1996) ("Ironically Plaintiffs have alleged a derivative claim on behalf of the Fund against ECM regarding ECM's fiduciary duty under 36(b) . . . . [s]uch a claim can only be brought by a shareholder in a direct action."). Accordingly, the Fund cannot be named as a party to Plaintiff's Section 36(b) claim in any capacity as a matter of law.

   2. Plaintiff's attempt to rescind the Advisory Agreement under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), also fails as a matter of law because this is a derivative claim and Plaintiff has neither made a demand on the Fund nor properly pled demand futility. By its express terms, Section 47(b) permits only a "party" to an agreement to seek rescission. 15 U.S.C. § 80a-46(b); *accord Lessler v. Little*, 857 F.2d 866, 874 (1st Cir. 1988). The Fund and HCA are the sole parties to the Advisory Agreement. *See* Compl. ¶ 44. Thus, Plaintiff may only pursue rescission under Section 47(b) derivatively on behalf of the Fund. Plaintiff has no standing to assert the Fund's claim, however, unless he satisfies either the pre-suit demand requirements of Fed. R. Civ. P. 23.1 or the high threshold for showing that demand is excused under the applicable state (Delaware) law. *See Kamen v. Kemper Fin. Servs.*, 659 F. Supp. 1153, 1160-63 (N.D. Ill. 1987). Plaintiff has not even attempted to meet either of these important procedural safeguards; his derivative Section 47(b) claim must therefore be dismissed. *See Oakland Cnty. Emps. Ret. Sys. v. Massaro*, 772 F. Supp. 2d 973, 976-78 (N.D. Ill. 2011).

WHEREFORE, the Fund, for the foregoing reasons and for those discussed more fully in the Fund's accompanying memorandum of law, respectfully requests that this Court dismiss the Complaint with respect to the Fund.

Dated: March 31, 2014   Respectfully submitted,

                                           HARBOR INTERNATIONAL FUND

                                 By: /s/   *Joni S. Jacobsen*
                                        Joni S. Jacobsen
                                        Angela M. Liu
                                        Dechert LLP
                                        77 W. Wacker Drive, Suite 3200
                                        Chicago, IL 60601
                                        Telephone: (312) 646-5800
                                        joni.jacobsen@dechert.com
                                        angela.liu@dechert.com

                                        Matthew L. Larrabee (admitted *pro hac vice*)
                                        David A. Kotler (admitted *pro hac vice*)
                                        Joanna L. Barry (admitted *pro hac vice*)
                                        Dechert LLP
                                        1095 Avenue of the Americas
                                        New York, NY 10036
                                        Telephone: (212) 698-3500
                                        matthew.larrabee@dechert.com
                                        david.kotler@dechert.com
                                        joanna.barry@dechert.com

                                        Attorneys for Nominal Defendant
                                        Harbor International Fund

CERTIFICATE OF SERVICE

I, Joni S. Jacobsen, hereby certify that on this 31st day of March 2014, I caused a true and correct copy of the foregoing *Motion to Dismiss* and the documents referenced herein to be filed using the Court's CM/ECF system, which will cause electronic notification of this filing to be sent to the following counsel of record:

Norman Rifkind
Amelia S. Newton
Edward B. Gerard
Lasky & Rifkind, Ltd.
351 West Hubbard Street
Suite 401
Chicago, IL 60654

Justin D. Rieger
Stephen J. Oddo
Robbins Arroyo, LLP
600 B Street
Suite 1900
San Diego, CA 92101

Attorneys for Plaintiff Terrance Zehrer

John W. Rotunno
Stephen J. O'Neil
Paul J. Walsen
Molly K. McGuinley
Nicole C. Mueller
K& L Gates LLP
70 West Madison Street, Suite 3100
Chicago, IL 60602

Attorney for Defendant Harbor Capital Advisors, Inc.

/s/ Joni S. Jacobsen